UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                        No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc

UFJ Holdings, Inc.

UFJ Bank Limited

Capital Injection from Mitsubishi Tokyo Financial Group

Tokyo, September 17, 2004 — Mitsubishi Tokyo Financial Group, Inc. (President and CEO, Nobuo Kuroyanagi, MTFG) and UFJ Holdings, Inc. (President and CEO, Ryosuke Tamakoshi, UFJ) and its subsidiary, UFJ Bank Limited (President, Takamune Okihara, UFJ Bank) announced today that the Capital Injection from MTFG to UFJ Bank based on the agreement on September 10, 2004 was completed today.

1.	Name of newly issued shares

Class E Preferred Shares Series 1 of UFJ Bank Limited (the “Class E Preferred Shares Series 1”)

2.	Number of shares to be issued

3,500,000,000 shares

3.	Issue Price

200 yen per share

4.	Aggregate issue price

700 billion yen

5.	Payment date

September 17, 2004

6.	Date of the effect of the newly issued shares

September 18, 2004

Please refer to the Press Release on September 10, 2004 “Mitsubishi Tokyo Financial Group’s Cooperation in Strengthening of UFJ Group’s Capital” for the details of the Class E Preferred Shares Series 1.

*        *        *

Contacts:

MTFG, Corporate Communications Office, Tel: 81-3-3240-8149

UFJ, Public Relations Office, Tel: 81-3-3212-5460

UFJ Bank, Corporate Communications Office, Tel: 81-3-3212-5460

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.